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ATES
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.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51825

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Multitrade Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 1430
(No. and Street)

New York (City) NY (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luis Restrepo (212) 277-8175
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TA 3/26

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Luis Restrepo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Multitrade Securities LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DENISE M. DIODATO
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01-DI6063664
QUALIFIED IN NASSAU COUNTY
MY COMMISSION EXPIRES 09-04-2009

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

MULTITRADE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Members of
MultiTrade Securities, LLC

We have audited the accompanying statement of financial condition of MultiTrade Securities, LLC as of December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MultiTrade Securities, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
February 9, 2009

MULTITRADE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	237,430
Receivable from brokers and dealers		203,948
Office furniture and equipment, at cost (net of accumulated depreciation of $16,994)		7,311
Other assets		19,378
TOTAL ASSETS	$	468,067

LIABILITIES AND MEMBERS' CAPITAL

Liabilities		
Accounts payable and accrued expenses	$	152,702
Commissions payable		16,971
Total Liabilities	$	169,673
Members' Capital	$	298,394
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	468,067

The accompanying notes are an integral part of this financial statement.

MULTITRADE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was organized in the state of New York. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Guaranteed Payments - Guaranteed payments to members of the Company are included in compensation and related benefits on the statement of income.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Concentration of Risk – Most of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Office Furniture and Equipment - Depreciation of office furniture and equipment is provided using the straight line method over three, five and seven year periods.

NOTE 2 - INCOME TAXES

As a limited liability company the Company files as a partnership for federal income tax purposes. Income taxes are therefore the responsibility of the individual members of the Company.

The Company is subject to New York City unincorporated business tax (UBT).

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2008 the Company's net capital and required net capital were $266,705 and $11,312 respectively. The ratio of aggregate indebtedness to net capital was 64%.

NOTE 4 - BANK LINE OF CREDIT

The Company has established an $80,000 business line of credit with a financial institution that bears a variable interest rate equal to the financial institution's prime rate + 3.2%. A member of the Company has personally guaranteed repayment of this loan. The balance on this line at December 31, 2008 was $0.

NOTE 5 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options. These derivative financial instruments are used to meet the needs of customers.

The Company's customers may also sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date.

NOTE 5 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENT - (Continued)

Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

In order to facilitate securities transactions, including the aforementioned transactions, the Company has entered into several agreements with other broker/dealers (Clearing Broker/dealers) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealers, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealers. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealers on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealers, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealers. As part of the terms of the agreement between the Company and Clearing Broker/dealers, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealers fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealers to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Under terms of one of the aforementioned agreements the Company is required to maintain a $200,000 deposit with a Clearing Broker/dealer. This amount is included in receivable from broker/dealers on the statement of financial condition. The Company is also prohibited from entering into similar agreements with other broker/dealers without prior written consent from the same Clearing Broker/dealer. Termination fees, minimum clearing charges and other items are included in these agreements.

NOTE 6 - COMMITMENTS

Lease Commitment - Minimum annual rentals under a noncancellable lease, for office space, expiring November 30, 2010, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending December 31,	Amount
2009	12,000
2010	11,000
Total	$ 23,000

Office rent expense for the year ended December 31, 2008 was $6,000 (See Note 8).

NOTE 7 - OPERATING AGREEMENT AND MEMBERSHIP INTERESTS

The Company may admit up to 99 members and has three classes of membership interests: Institutional Membership Interests; Class A Membership Interests; and Class B Membership Interests.

Institutional Investor Membership Interests are issued to entities having made capital contributions in excess of a stipulated amount.

Class A Membership Interests are issued to members that are also employees of the Company.

Class B Membership interests are issued to all members that are not classified as Institutional Investors or Class A Members.

Both Class A Membership Interests and Institutional Investor Membership Interests may not be sold or otherwise transferred without the transferring member providing prior written notification to the Company. After the notification is received, all other Class A and Institutional Investor Members have the right to purchase a specified portion of the membership interests intended to be transferred.

NOTE 7 - OPERATING AGREEMENT AND MEMBERSHIP INTERESTS - (Continued)

With the exception of the preferences, responsibilities and restrictions assigned to the institutional investors that are hereafter disclosed, no class of membership interest has priority over any other class with respect to return of capital, redemptions, allocation of profits and losses, or distributions.

Institutional investors are entitled to distributions equal to 5% of operating income in preference to all other members. However, these distributions are subject to the restrictions pertaining to SEC Rule 15c3-1 (the Net Capital Rule). One Institutional Investor is also entitled to receive an additional 5% interest in the Company on or before July 24, 2011 without paying additional consideration.

Profits and losses, as defined in the Operating Agreement, are apportioned to all classes of membership interest based upon each member's ownership interest in relation to all membership interests. However, no losses may be allocated to a member's capital account if the allocation of the losses will create or increase a deficit balance in the member's capital account. In such instances the losses that would ordinarily be allocable to the member, will be allocated to all other members without deficit balances. However, in the past, since most capital account balances are negative, this provision has been ignored regarding the allocation of losses.

The Managing members may not be removed or replaced by the members of the Company. All new members must be approved by the Managing members. The return of all or part of any member's capital contributions, including the complete redemption of a membership interest, shall be at the sole discretion of the Managing members.

Without the prior written approval of two thirds of the membership interests, the Company is prohibited from amending or repealing any provision of the operating agreement, from taking any action that would diminish, dilute, or otherwise alter the rights of Institutional Investors, or certain specific actions that would diminish, dilute, or otherwise alter the rights of all members. Advanced written approval of both parties is also required to hire a managerial employee and prior to taking any action that would significantly alter the Com-

NOTE 7 - OPERATING AGREEMENT AND MEMBERSHIP INTERESTS - (Continued)

pany's existing assets or liabilities, its mode of operations or its intended financial strategy, and/or the method of reporting and verifying the financial results of its operations.

Some additional provisions of the Operating Agreement are:

The Company may be dissolved by the vote or written consent of two thirds of all membership interests, or upon the sale, transfer or disposition of substantially all the Company's assets. Unless certain actions are taken by the Company's remaining members, the Company may also be dissolved due to the death of the Managing members.

If a member wishes to sell or otherwise withdraw his or her membership interest, or if a membership interest is to be terminated for reasons of death, incapacity, dissolution, or termination of full time employment in the case of Class A Members, the Company has the first right to purchase the membership interest at fair market value.

All distributions are prohibited that will reduce the Company's net capital, as defined by SEC Rule 15c3-1, below the minimum amount required by that rule, or below 120% of the minimum net capital required by any agreement to which the Company is a party.

The Company is designated as a minority owned business and the operating agreement provides that the Company should take any appropriate action to insure that at least 51% of the Company remains minority owned.

The foregoing is a synopsis of significant provisions contained in the operating agreement. Financial statement readers should take no actions before reading the operating agreement in its entirety.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company subleases office space from a member of the Company. This member has not charged the Company any rent for six months of the year.